FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item
1	Other Communication, dated March 8, 2007, regarding Emilio Botin resignation as director of Sovereign Bancorp.

2	Other Communication, dated March 7, 2007, regarding Grupo Santander’s stake in Iberdrola, S.A.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: March 9, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President

OTHER COMMUNICATIONS
     Banco Santander hereby notifies that as of March 6, 2007 Grupo Santander held a stake of 1.335% in the share capital of Iberdrola, S.A.
     This announcement is made in order to provide to non-U.K. markets the same information that has been sent to the U.K. Takeover Panel pursuant to rule 8 of the City Code on Takeovers and Mergers due to the fact of Santander holding more than 1% of the share capital of Iberdrola, S.A., a company which has launched a bid for the shares of Scottish Power.
Boadilla del Monte (Madrid), 7th March 2007.

OTHER COMMUNICATIONS
     Banco Santander Central Hispano, S.A. (“Santander”) announces that Emilio Botin, Chairman of Santander, has resigned as a director of Sovereign Bancorp, Inc. (“Sovereign”), effective as of today, and that, according to the Investment Agreement between Santander and Sovereign, Alberto Sanchez has been appointed as Santander designee to replace Mr. Botin. Santander currently beneficially owns approximately 24.9% of the outstanding shares of Sovereign.
Boadilla del Monte (Madrid), March 8, 2007